Moscow Bar Association

Russia & CIS Legal Services

Monastyrsky, Zyuba, Stepanov & Partners

[redacted]

07023372

May 7, 2007

VIA DHL

RECEIVED
2007 MAY 10 A 6: 50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Elliot Staffin, Esq.

OJSC Sibirtelecom
12g3-2(b) Exemption No. 82-35050

SUPPL

Dear Mr. Staffin:

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of OJSC Sibirtelecom, a company organized under the laws of the Russian Federation (the "Company") and formerly operating under the name "OJSC Electrosvyaz of Novosibirsk", under Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you required any additional information, or if you have any questions, please contact the undersigned at +7-495-2314222.

Kindly acknowledge receipt of this letter by sending confirmation to motritch@mzs.ru / muzyka@mzs.ru or by stamping and returning the enclosed copy of this letter by fax (+7-495-2314223).

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

Very truly yours,

Mikhail I. Motrich

dw 5/10

tel.: +7(495) 231 4222
fax: +7(495) 231 4223
e-mail: moscow@mzs.ru
internet: http://www.mzs.ru
address: 3/1 Novinsky Boulevard, Moscow 121099, Russia

Information made public, distributed to security holders or filed with OJSC RTS and MICEX by Sibirtelecom OJSC since applicable date per Rule 12g3-2(b) (since the last submission)

Number Appearing on Attached Exhibit Labels	Description of Information
	Summaries of Reports regarding information that can influence materially on Sibirtelecom OJSC's securities value:
I-1	Report about information that can have a significant influence on the cost of securities of the Joint Stock Company «Information about Decisions Made by the Board of Directors of the Joint Stock Company on Appointment of Director General of the Company», 03.04.2007
I-2	Report about information that can have a significant influence on the cost of securities of the Joint Stock Company «Information about Decisions Made by the Board of Directors of the Joint Stock Company on the Executive Committee of "Sibirtelecom" OJSC», 03.04.2007
I-3	Report about information that can have a significant influence on the cost of securities of the Joint Stock Company «Change of the Share of Authorized Capital on Profit-making Organization owned by Issuer», 12.04.2007
I-4	Report about information that can have a significant influence on the cost of securities of the Joint Stock Company «Change of the share of authorized capital of profit-making organization owned by Issuer», 13.04.2007
I-5	Report about information that can have a significant influence on the cost of securities of the Joint Stock Company Information about decisions made by the Board of Directors of the Joint Stock Company «On Making Decision on the Questions Related to Preparing and Holding the Annual General Meeting of the Shareholders Sibirtelecom OJSC», 17.04.2007
	Summaries of the Communications on the Material Facts of Sibirtelecom OJSC
II-1	Summary of the Communication of Sibirtelecom OJSC on the Material Fact «Information on the Facts that Entailed a One-time Decrease of the Net Income of the Issuer by more than 10 Percent», 02.04.2007
II-2	Report about significant fact «Information about record date», 17.04.2007
	Summary of the List of Affiliated Persons and Amendments to the List of Affiliated Persons:
III-1	Summary of the List of Affiliated Persons of Sibirtelecom OJSC on March 31, 2007 - **full text of the Amendments in Russian is**

	enclosed herewith
III-2	Summary of the List of Affiliated Persons of Sibirtelecom OJSC on April 2, 2007 - **full text of the List of Affiliated Persons in Russian is enclosed herewith**
III-3	Summary of the List of Affiliated Persons of Sibirtelecom OJSC on April 11, 2007 - **full text of the Amendments in Russian is enclosed herewith**
	Financial Statements:
IV-1	Balance Sheet on December 31, 2006
IV-2	Income Statement for 2006
IV-3	Statement of Changes in Equity for 2006
IV-4	Cash Flaw Statement for 2006
IV-5	Additional Schedule to the Balance Sheet on 31st December 2006
	Other documents
V-1	Press-release "Sibirtelecom OJSC presents its results for the year 2006 according to Russian Accounting Standards", 02.04.2007
V-2	Press-release "Sibirtelecom OJSC Board of Directors appoints Alexander Isaev to the post of Director General", 02.04.2007
V-3	Press-release "More than 24 thousand subscribers became Webstream users in the first quarter of 2007", 05.04.2007
V-4	Press-release "Results of Sibirtelecom OJSC Competition on Election of Audit Organization", 11.04.2007
V-5	Press-release "Cellular business of Sibirtelecom OJSC has grown by 276 thousand subscribers", 12.04.2007
V-6	Press-release "Sibirtelecom OJSC Board of Directors made a decision on the questions, related to preparing and holding the annual general meeting of the shareholders Sibirtelecom OJSC", 13.04.2007
V-7	Press-release "Execution of the Duties of Deputy General Director – Director of the Kemerovo Branch of Sibirtelecom OJSC was devolved on Yury Kupriyanov", 23.04.2007

I-1

Report about information that can have a significant influence on the cost of securities of the Joint Stock Company
Information about decisions made by the Board of Directors of the Joint Stock Company.
On Appointment of Director General of the Company.

1. General information		
1.1.	Full name of the issuer	*"Sibirtelecom" Open Joint Stock Company*
1.2.	Short name of the issuer	*"Sibirtelecom" OJSC*
1.3.	Location of the issuer	*53 M. Gorkogo St., Novosibirsk*
1.4.	Primary State Registration Number of the issuer	*1025403189778*
1.5.	Taxpayer Identification Number of the issuer	*5407127828*
1.6.	Unique code of the issuer given by registering authority	*00195-A*
1.7.	Web site used by the issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Message content	
2.1.	The date of a meeting of the Board of Directors of "Sibirtelecom" OJSC, hereinafter referred to as the Company: *April 2, 2007.*
2.2.	The date and the number of minutes of the Board of Directors' meeting: *Minutes #19 of April 2, 2007.*
2.3.	The content of the decision made by the Board of Directors concerning the question "On Appointment of Director General of the Company, Determination of the Term of His Appointment, Approval of the Conditions of the Employment Agreement Concluded with Director General": *"To appoint Isaev Alexander Ivanovich Director General of "Sibirtelecom" OJSC. To determine the term of appointment of Director General of "Sibirtelecom" OJSC from April 2, 2007 to April 2, 2009 inclusive. To approve the conditions of the employment agreement concluded with Director General of "Sibirtelecom" OJSC.*
2.4.	Last name, first name, patronymic: *Isaev Alexander Ivanovich.* The share of participation in the authorized capital of the issuer: does not have a share. The share of participation in the authorized capital of subsidiary and dependent companies of the issuer: *does not have a share.*

Acting First Deputy Director General A.A. Sheifer

Date: April 3, 2007 г.

I-2

Report about information that can have a significant influence on the cost of securities of the Joint Stock Company
Information about decisions made by the Board of Directors of the Joint Stock Company.
On the Executive Committee of "Sibirtelecom" OJSC.

1. General information		
1.1.	Full name of the issuer	*"Sibirtelecom" Open Joint Stock Company*
1.2.	Short name of the issuer	*"Sibirtelecom" OJSC*
1.3.	Location of the issuer	*53 M. Gorkogo St., Novosibirsk*
1.4.	Primary State Registration Number of the issuer	*1025403189778*
1.5.	Taxpayer Identification Number of the issuer	*5407127828*
1.6.	Unique code of the issuer given by registering authority	*00195-A*
1.7.	Web site used by the issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Message content	
2.1.	The date of a meeting of the Board of Directors of "Sibirtelecom" OJSC, hereinafter referred to as the Company: *April 2, 2007.*
2.2.	The date and the number of minutes of the Board of Directors' meeting: *Minutes #19 of April 2, 2007.*
2.3.	The content of the decision made by the Board of Directors concerning the question "On the Executive Committee of "Sibirtelecom" OJSC": *"To terminate the powers of the members of the Executive Committee, A.I. Nikulin and N.I. Kirichek, ahead of schedule on the basis of their personal notices of April 2, 2007. To appoint Isaev Alexander Ivanovich (Director General of "Sibirtelecom" OJSC) a member of Executive Committee, with the term of appointment to July 30, 2007".*
2.4.	Last name, first name, patronymic: *Nikulin Anatoly Ivanovich.* The share of participation in the authorized capital of the issuer: *0.1044%.* The fraction of the issue's ordinary shares that belong to this person: *0.1368%.* The share of participation in the authorized capital of subsidiary and dependent companies of the issuer: *does not have a share.* Last name, first name, patronymic: *Kirichek Nina Ivanovna.* The share of participation in the authorized capital of the issuer: *0.0249%.* The fraction of the issue's ordinary shares that belong to this person: *0.0296%.* The share of participation in the authorized capital of subsidiary and dependent companies of the issuer: *does not have a share.* Last name, first name, patronymic: *Isaev Alexander Ivanovich.* The share of participation in the authorized capital of the issuer: does not have a share. The share of participation in the authorized capital of subsidiary and dependent companies of the issuer: *does not have a share.*

Acting First Deputy Director General A.A. Sheifer

Date: April 3, 2007 г.

Report about information that can have a significant influence on the cost of securities of the Joint Stock Company. Change of the share of authorized capital of profit-making organization owned by Issuer.

1. General information		
1.1.	Full name of the issuer	*"Sibirtelecom" Open Joint Stock Company*
1.2.	Short name of the issuer	*"Sibirtelecom" OJSC*
1.3.	Location of the issuer	*53 M. Gorkogo St., Novosibirsk*
1.4.	Primary State Registration Number of the issuer	*1025403189778*
1.5.	Taxpayer Identification Number of the issuer	*5407127828*
1.6.	Unique code of the issuer given by registering authority	*00195-A*
1.7.	Web site used by the issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Message content	
2.1.	Full company name of the profit-making organization, share of authorized capital of that organization owned by Issuer, changed: *"Altai Investment Company" CJSC.*
2.2.	Place of business of the profit-making organization, share of authorized capital of that organization owned by Issuer, changed: *Internatsionalnaya str. 74, city of Barnaul, 656049, Russia.*
2.3.	Fraction of ordinary shares of "Altai Investment Company" CJSC owned by Issuer before change: 62*.5%*
2.4.	Fraction of ordinary shares of "Altai Investment Company" CJSC owned by Issuer after change: *0%.*
2.5.	Share of authorized capital of "Altai Investment Company" CJSC owned by Issuer before change: *62.5%.*
2.6.	Share of authorized capital of "Altai Investment Company" CJSC owned by Issuer after change: *0%.*
2.7.	Date when the share of authorized capital of "Altai Investment Company" CJSC owned by Issuer changed: *April 11, 2007.*

General Director A.I. Isaev

Date: April 12, 2007 г.

I-4

Report about information that can have a significant influence on the cost of securities of the Joint Stock Company.
Change of the share of authorized capital of profit-making organization owned by Issuer.

1. General information	
1.1. Full name of the issuer	*"Sibirtelecom" Open Joint Stock Company*
1.2. Short name of the issuer	*"Sibirtelecom" OJSC*
1.3. Location of the issuer	*53 M. Gorkogo St., Novosibirsk*
1.4. Primary State Registration Number of the issuer	*1025403189778*
1.5. Taxpayer Identification Number of the issuer	*5407127828*
1.6. Unique code of the issuer given by registering authority	*00195-A*
1.7. Web site used by the issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Message content
2.1. Full company name of the profit-making organization, share of authorized capital of that organization owned by Issuer, changed: *"Communications-Information Technology" CJSC.*
2.2. Place of business of the profit-making organization, share of authorized capital of that organization owned by Issuer, changed: *Chaykovskogo str. 22, city of Chita, 672000, Russia.*
2.3. Fraction of ordinary shares of "Communications-Information Technology" CJSC owned by Issuer before change: *19.16%*
2.4. Fraction of ordinary shares of "Communications-Information Technology" CJSC owned by Issuer after change: *0%.*
2.5. Share of authorized capital of "Communications-Information Technology" CJSC owned by Issuer before change: *19.16%.*
2.6. Share of authorized capital of "Communications-Information Technology" CJSC owned by Issuer after change: *0%.*
2.7. Date when the share of authorized capital of "Communications-Information Technology" CJSC owned by Issuer changed: *April 12, 2007.*

General Director A.I. Isaev

Date: April 13, 2007

I-5

Report about information that can have a significant influence on the cost of securities of the Joint Stock Company
Information about decisions made by the Board of Directors of the Joint Stock Company: On making decisions on the questions, related to preparing and holding the annual general meeting of the shareholders Sibirtelecom OJSC.

RECEIVED 2007 ... 10 A 6:51 OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. General information		
1.1.	Full name of the issuer	*Sibirtelecom Open Joint Stock Company*
1.2.	Short name of the issuer	*Sibirtelecom OJSC*
1.3.	Location of the issuer	*53 M. Gorkogo St., Novosibirsk*
1.4.	Primary State Registration Number of the issuer	*1025403189778*
1.5.	Taxpayer Identification Number of the issuer	*5407127828*
1.6.	Unique code of the issuer given by registering authority	*00195-A*
1.7.	Web site used by the issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Message content

2.1. The date of a meeting of the Board of Directors of Sibirtelecom OJSC, hereinafter referred to as the Company: *April 12, 2007.*

2.2. The date and the number of minutes of the Board of Directors' meeting: *Minutes #20 of April 16, 2007.*

2.3. The content of the decision made by the Board of Directors concerning the question "On making decisions on the questions, related to preparing and holding the annual general meeting of the shareholders Sibirtelecom OJSC":

Hold the annual general meeting in the form of the presence of the shareholders of Sibirtelecom OJSC to discuss the items of the agenda and make decisions on the questions, that are put to the vote, it sends the voting papers before holding the annual general meeting of the shareholders.

Determine:
date for holding the general meeting of the shareholders: June 25, 2007;
place for holding the general meeting – 53 Gorkogo Str., city of Novosibirsk;
time for holding the general meeting – 11:00 a.m.;
time when registration of the members of the meeting starts – 9:00 a.m.;
postal address, where completed voting papers can be sent:
Sibirtelecom OJSC, 53 Gorkogo Str., city of Novosibirsk 630099;
representative office of Sibirtelecom OJSC in the city of Moscow, 3 Plotnikov Side Str., city of Moscow 119002.

Determine a date for making the list of the members, who have the right to participate in the annual general meeting of the shareholders of Sibirtelecom OJSC: May 07, 2007.

Confirm the following agenda of the annual general meeting of the shareholders of Sibirtelecom OJSC:

1. Confirmation of the annual report, annual accounting statements, including income statements (profit and loss accounts) of the Company, profit (including pay out dividends) and loss distribution according to the results of a financial year reported on (2006).

2. Election of the members of the Board of Directors.

3. Election of the Auditing Committee of the Company.

4. Confirmation of the Auditor of the Company for the year 2007.

5. Determination of the remuneration for the members of the Board of Directors of the Company.

6. Making of alternations and supplements to the Bylaws of the Company.

7. Making of alternations and supplements to the Regulations on the Board of Directors of the Company.

Determine the following information (number of materials), provided to the shareholders during the preparation to hold the annual general meeting of the shareholders:

1. Annual Report of the Company for the year 2006.

2. Annual Accounting Statements for the year 2006, including the decisions of the Auditor and the Auditing Committee of the Company on the results of a check-out of financial and economic activity of the Company for the year 2006, the annual accounting statements of the Company and adequacy of data, contained in the annual report of the Company and the annual accounting statements of the Company for the year 2006.

3. Recommendations of the Board of Directors of the Company on profit distribution, including those, based on an amount of the dividend of the shares of the Company and the order of its payment, and loss distribution according to the results of the financial year.

4. Abstract from the Protocol of the Committee on Audit Meeting of the Board of Directors of the Company, it contains estimate of the decision of the Auditor of the Company.

5. Brief biographical information about the candidates for the Board of Directors of the Company, including information about availability of a written consent to election of these candidates into the Board of Directors.

6. Brief biographical information about the candidates for the Auditing Committee of the Company, including information about availability of a written consent to election of these candidates into the Auditing Committee.

7. Abstracts from the Protocol of the Committee Meetings of the Board of Directors on the questions, concerning preparation of the annual report of the general meeting of the shareholders of the Company.

8. Draft decisions of the annual general meeting of the shareholders.

9. Information about a candidate for the Auditor of the Company for the year 2007.

10. Draft of alternations and supplements in the Bylaws of the Company.

11. Draft of alternations and supplements in the Regulations on the Board of Directors of the Company.

Determine the following order of furnishing the information (materials) to the shareholders during the preparation to hold the general meeting of the shareholders:

Date of furnishing the information: from May 25, 2007;

Time of furnishing the information: from 9:00 a.m. to 4:00 p.m. of working hours;

Place of furnishing the information:

- according to the location of the Company: 53 Gorkogo Str., Office 108, city of Novosibirsk;

- in the branches of the Company with addresses:

Altai Branch – 74 International Str., city of Barnaul;

Buryatia Branch – 42 Lenin Str., city of Ulan-Ude;

Gorno-Altai – 51/1 Choros-Gurkin Str., city of Gorno-Altai, Altai Republic;

Irkutsk Branch – 37 Sverdlova Str., city of Irkutsk;

Kemerovo Branch – 61 Sovetsky Prospect, city of Kemerovo;

Krasnoyarsk Branch – 102 Prospect Mira, city of Krasnoyarsk;
Novosibirsk Branch – 5 Lenin Str., city of Novosibirsk;
Omsk Branch – 36 Gagarin Str., city of Omsk;
Tomsk Branch – 83a Frunze Prospect, city of Tomsk;
Khakasia Branch – 20 Shchetinkina Str., city of Abakan, Republic of Khakasia;
Chita Branch – 107 Lenin Str., city of Chita;
and also on web-site – www.sibirtelecom.ru.

Confirm the text of the Message about holding the annual general meeting of the shareholders of the Company.

Determine the following order of sending the messages to the shareholders about holding the annual general meeting of the shareholders of the Company:

The message about holding the annual general meeting of the shareholders of the Company is sent to every person, listed among those who have the right to participate in the annual general meeting of the shareholders, by a registered letter and it is published in 'Rossiyskaya gazeta' not later than May 25, 2007.

General Director A. I. Isaev

Date: April 17, 2007

II-1

RECEIVED
2007 MAY 10 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE
02.04.2007

Summary of the Communication of Sibirtelecom OJSC
on the Material Fact
«Information on the Facts that Entailed a One-time Decrease of the Net Income of the Issuer by more than 10 Percent»
(the "Communication")

The Communication contains information on the material fact that consists in a one-time decrease of the net income of Sibirtelecom OJSC by more than 10 percent in the forth quarter 2006 as compared to the third quarter 2006 as a result of the following:

- accruals at the end of the reporting year of the contingent liabilities in accordance with the Sibirtelecom OJSC accounting policies.

II-2

Report about significant fact
"Information about record date"

1. General information		
1.1.	Full name of the issuer	*Sibirtelecom Open Joint Stock Company*
1.2.	Short name of the issuer	*Sibirtelecom OJSC*
1.3.	Location of the issuer	*53 M. Gorkogo St., Novosibirsk*
1.4.	Primary State Registration Number of the issuer	*1025403189778*
1.5.	Taxpayer Identification Number of the issuer	*5407127828*
1.6.	Unique code of the issuer given by registering authority	*00195-A*
1.7.	Web site used by the issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Message content	
2.1.	Type, category and other identification features of the issuer's shares that is the reason for working out the list of the issuer's shareholders: *common registered non-documentary shares, the state registration number is 1-04-00195-A of July 25, 2003.*
2.2.	Reason for working out the list of the issuer's shareholders: *determining a list of persons entitled to participate at the annual general meeting of Sibirtelecom OJSC shareholders.*
2.3.	The date when the list of the issuer's shareholders will be worked out: *May 7, 2007.*
2.4.	The date and the number of minutes of the Board of Directors' meeting where the decision "On record date" was made: *Minutes #20 of April 16, 2007.*

General Director A. I. Isaev

Date: April 17, 2007

III-1

RECEIVED

Summary of the List of Affiliated Persons of Sibirtelecom OJSC on March 31, 2007 (the "List")

The List contains detailed information on the affiliated legal and natural persons of Sibirtelecom OJSC, number of shares in their possession, their share in the charter capital. The second part of the List contains changes that took place during the last reporting period (quarter).

(Original full document in Russian is enclosed herewith)

Список аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента 00195-A

на 31.03.2007

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

И.о. первого заместителя
генерального директора
ОАО «Сибирьтелеком» А.А. Шейфер

03.04.2007 г.

М.П.

Коды эмитента	
ИНН	5407127828

ОГРН	1025403189778

I. Состав аффилированных лиц на 31.03.2007

N п/п	Полное фирменное наименование или ФИО аффилированного лица	Место нахождения юридического лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
1	2	3	4	5	6	7
1	НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,10435%	0,1368%
			Является членом Правления акционерного общества	21.07.2006		
2	БЕЛЯЕВ КОНСТАНТИН ВЛАДИМИРОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
3	БЕСКОРОВАЙНЫЙ АНДРЕЙ ВЛАДИМИРОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
4	ЕРМОЛИЧ АЛЕКСАНДР АРКАДЬЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
5	ЗАБУЗОВА ЕЛЕНА ВИКТОРОВНА		Является членом Совета директоров акционерного общества	19.06.2006	-	-
6	КОВАЛЕНКО ГЕННАДИЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
7	КУЗНЕЦОВ СЕРГЕЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
8	РЕПИН ИГОРЬ НИКОЛАЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
9	СИТНИКОВ СЕРГЕЙ ГЕОРГИЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,000596%	0,000733%
10	СТАТЬИН ВЛАДИМИР АНАТОЛЬЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,0003%	0,0004%
11	ЧЕЧЕЛЬНИЦКИЙ ЕВГЕНИЙ АЛЕКСАНДРОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
12	БОРЗЕНКО ИВАН		Является членом Правления	21.07.2006	0,000239%	0,0001%

	ИВАНОВИЧ		акционерного общества			
13	ГРИБ АНАТОЛИЙ ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0005%	0,0001%
14	ДАДЫКИН ИВАН ВИТАЛЬЕВИЧ		Является членом Правления акционерного общества	21.07.2006	-	-
15	КИРИЧЕК НИНА ИВАНОВНА		Является членом Правления акционерного общества	21.07.2006	0,0249%	0,0296%
16	НОЗДРИН ВЛАДИМИР ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0047%	-
17	ШЕЙФЕР АЛЕКСАНДР АНДРЕЕВИЧ		Является членом Правления акционерного общества	21.07.2006	0,037%	0,048%
18	ХВОЩИНСКАЯ ГАЛИНА ИВАНОВНА		Является членом Правления акционерного общества	21.07.2006	0,00008%	-
19	ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ		Является членом Правления акционерного общества	20.11.2006	-	-
			Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006		
20	ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	27.07.2006	-	-
21	ИВАНОВ СЕРГЕЙ МИХАЙЛОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-
22	НАБОКА АЛЕКСАНДР ИВАНОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-
23	ПОЛИВКИН ФЁДОР ПАВЛОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-
24	МАЙБА ВЛАДИМИР ВАСИЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	0,000355%	0,00047%
25	ИВАННИКОВ СЕРГЕЙ ЛЕОНИДОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-
26	АНТРОПОВ ВЛАДИМИР		Акционерное общество входит в	26.10.2006	-	-

	НИКОЛАЕВИЧ		одну группу лиц с данным физическим лицом			
27	ИЗОТОВ АЛЕКСЕЙ ВИКТОРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-
28	КОЗИНЦЕВ АЛЕКСАНДР АНАТОЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-
29	ЛИТВИШКО СЕРГЕЙ АЛЕКСЕЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-
30	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНВЕСТИЦИОННАЯ КОМПАНИЯ СВЯЗИ»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	Имеет право распоряжаться более чем 20 процентами голосующих акций общества	12.11.1996	38,23%	50,67%
31	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСКАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ» (ЗАО «Алтел»)	656099, г. Барнаул, ул. Ленина, 54В	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
32	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «БАЙКАЛВЕСТКОМ»	664005, г. Иркутск, ул. 2-я Железнодорожная, 68	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
33	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЕНИСЕЙТЕЛЕКОМ»	660020, г. Красноярск, ул. Качинская, 20	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
34	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЧитаНЭТ»	672000г. Чита, ул. Чайковского, 22	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-

35	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НГТС-ПЕЙДЖ»	630078, г. Новосибирск, ул. Выставочная, 15/3	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	29.12.2000	-	-
36	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСКАЯ ИНВЕСТИЦИОННАЯ КОМПАНИЯ» (ЗАО «Алтинком»)	656049, г. Барнаул, ул. Интернациональная, 74	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
37	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АКЦИОНЕРНАЯ КОМПАНИЯ РАЗВИТИЯ ТЕЛЕФОННОЙ СВЯЗИ «МОБИЛТЕЛЕКОМ» (ОАО «АК Мобилтелеком»)	670000, г. Улан-Удэ, ул. Сухэ-Батора, 7	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	0,000314%	0,000416%
38	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РЕГИОНАЛЬНЫЕ ИНФОРМАЦИОННЫЕ СЕТИ», (ОАО «РИНЕТ»)	630099, г.Новосибирск, ул. Трудовая, 1	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	29.12.2000	-	-
39	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НОВОКОМ»	630099, г. Новосибирск, ул. Октябрьская, 17	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	29.12.2000	-	-
40	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕРОСС – НОВОСИБИРСК»	630099, г. Новосибирск, ул. Ленина, 12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	04.10.1994	-	-
41	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС-41»	665708, Иркутская область, г.Братск, ул.Пионерская, 11 «А»	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
42	ЗАКРЫТОЕ	664002, г. Иркутск,	В данном юридическом лице	30.11.2002	-	-

	АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС-32»	ул. Мира, 94	акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества			
43	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИРКУТСКАЯ РАСЧЕТНАЯ ПАЛАТА»	664025, г. Иркутск, ул. Российская, 12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
44	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВАЯ СЕТЬ И ТЕЛЕКОММУНИКАЦИОННЫЕ СИСТЕМЫ НОВОСИБИРСКОЙ ОБЛАСТИ»	630099, г. Новосибирск, Красный проспект, 17	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	22.01.1996	-	-
45	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СВЯЗЬИНВЕСТ-МЕДИА-СИБИРЬ»	630099, г. Новосибирск, ул. Горького, 53	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами долей в уставном капитале общества	03.10.2001	-	-
46	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-СИБИРЬ»	630099, г. Новосибирск, ул. Горького, 53	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами долей в уставном капитале общества	25.02.2004	-	-
47	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСВЯЗЬ»	656049, Алтайский край, г. Барнаул, пр.Красноармейский, 61а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.02.2005	-	-
48	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СОТОВЫЙ ТЕЛЕФОН КУЗБАССА ДЖИ ЭС ЭМ» (ЗАО «СТеК Джи Эс Эм»)	650099, г. Кемерово, пр. Советский, 61	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.02.2007	-	-
49	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО МЕЖДУГОРОДНОЙ И	191002 г. Санкт-Петербург, ул. Достоевского, д.15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-

	МЕЖДУНАРОДНОЙ ЭЛЕКТРИЧЕСКОЙ СВЯЗИ «РОСТЕЛЕКОМ»					
50	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВОЛГАТЕЛЕКОМ»	603000 г. Нижний Новгород, пл. Максима Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
51	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ДАЛЬНЕВОСТОЧНАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»	690950 г. Владивосток, ул. Светланская, 57	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
52	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ»	191186, г. Санкт-Петербург, ул. Гороховая, д.14/26	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
53	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УРАЛСВЯЗЬИНФОРМ»	620014 г. Екатеринбург, ул. Московская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
54	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРАЛЬНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ»	141400 Московская область, г. Химки, ул. Пролетарская, 23	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
55	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ»	350000 г. Краснодар, ул. Карасунская, 66	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
56	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО СВЯЗИ И ИНФОРМАТИКИ РЕСПУБЛИКИ ДАГЕСТАН (ОАО «Дагсвязьинформ»)	367000, Республика Дагестан, г. Махачкала, пр. Расула Гамзатова, д.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
57	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-

	«ГИПРОСВЯЗЬ»					
58	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРАЛЬНЫЙ ТЕЛЕГРАФ»	125375 г. Москва, ул. Тверская, 7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-
59	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «МОБИЛЬНЫЕ ТЕЛЕКОММУНИКАЦИИ» (ЗАО «МоБиТел»)	119121 г. Москва, ул. Плющиха, д.55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.09.1998	-	-
60	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ ЧАСТНОЕ ОХРАННОЕ ПРЕДПРИЯТИЕ «РОСТЕЛЕКОМ-БЕЗОПАСНОСТЬ»	127486, г. Москва, ул. Дегунинская, д.2, корп.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.07.2002	-	-
61	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СТРАХОВАЯ КОМПАНИЯ ПРОФСОЮЗА РАБОТНИКОВ СВЯЗИ «КОСТАРС»	129278, г.Москва, ул. Павла Корчагина, 2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.10.1993	-	-
62	ДОЧЕРНЕЕ ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АРМАВИРСКИЙ ЗАВОД СВЯЗИ»	352903 Краснодарский край, г. Армавир, ул. Урупская, 1-а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.1999	-	-
63	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВЕСТЕЛКОМ»	127018 г. Москва, ул. Сущевский вал, д.26	Акционерное общество входит в одну группу лиц с данным юридическим лицом	10.10.2002	-	-
64	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВЛАДИМИР – ТЕЛЕСЕРВИС»	600017 г. Владимир, ул. Гороховая, д.20	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
65	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГЛОБАЛСТАР	127427 г. Москва, ул. Дубовая Роща, д.25, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	20.09.1996	-	-

	КОСМИЧЕСКИЕ ТЕЛЕКОММУНИКАЦИИ» (ЗАО «Глобалтел»)					
66	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НАРОДНЫЙ ТЕЛЕФОН САРАТОВ»	410600 г. Саратов, ул. Киселева, 40	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
67	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НИЖЕГОРОДСКАЯ СОТОВАЯ СВЯЗЬ»	603000 г. Н.Новгород, пл. М. Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.03.1995	-	-
68	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НИЖЕГОРОДТЕЛЕСЕРВИС»	603107 г. Н.Новгород, пл. Жукова, 3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.02.1997	-	-
69	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «НОВГОРОД ДЕЙТАКОМ»	173526, г. Великий Новгород, Панковка, ул. Индустриальная, д.22	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.06.2005	-	-
70	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОРЕНБУРГ GSM»	460000 г. Оренбург, ул. Володарского, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
71	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПЕРМТЕЛЕКОМ»	614097, г. Пермь, ул. Подлесная, 45	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.07.1995	-	-
72	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РОСТЕЛЕГРАФ»	103375 г. Москва, ул. Тверская, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.09.1995	-	-
73	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РТК-ЦЕНТР»	107078 г. Москва, ул. Каланчеевская, д.15 а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.05.1997	-	-
74	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УЛЬЯНОВСК-GSM»	432063, г.Ульяновск, ул.Гончарова, д.52	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
75	ЗАКРЫТОЕ	428000 г. Чебоксары, ул.	Акционерное общество входит в	01.12.2002	-	-

	АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВЫЕ ТЕЛЕКОММУНИКАЦИИ»	Шумилова, д.20	одну группу лиц с данным юридическим лицом			
76	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СТАВТЕЛЕКОМ ИМ.В.И.КУЗЬМИНОВА»	355035 г. Ставрополь, пр. Октябрьской Революции,10/12	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.09.1995	-	-
77	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕКОМ» РЯЗАНСКОЙ ОБЛАСТИ	390006 г.Рязань, ул.Свободы, д.36	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
78	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АМТ»	191186, г.Санкт-Петербург, ул. Б.Морская, д.24, каб.235	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.12.2001	-	-
79	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «БОНА»	163061 г. Архангельск, пр.Троицкий, д.45	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2001	-	-
80	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ВЛАДИМИРСКИЙ ТАКСОФОН»	600014 г. Владимир, пр-т Строителей, 32 «а»	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
81	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ВЯТКАСВЯЗЬСЕРВИС»	610000, г.Киров, ул.Дрелевского, 43/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	1994	-	-
82	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «МОБИЛКОМ»	600017, г. Владимир, ул. Мира, д.17	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
83	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕПОРТ ИВАНОВО» (ТПИ)	153032 г. Иваново, ул.Ташкентская, 90	Акционерное общество входит в одну группу лиц с данным юридическим лицом	27.06.2005	-	-
84	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМ-СТРОЙ»	153017 г.Иваново, 2-ой Минский пер., д.6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
85	ОБЩЕСТВО С	153000 г.Иваново,	Акционерное общество входит в	30.11.2002	-	-

	ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМ-ТЕРМИНАЛ»	пр.Ленина, 13	одну группу лиц с данным юридическим лицом			
86	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПТРК «УРАЛ-ИНФОРМ ТВ»	614060 г.Пермь, ул.Крупской, 2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.03.1995	-	-
87	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ФАКТОРИАЛ-99»	344082 г. Ростов-на-Дону, пер. Братский, 47	Акционерное общество входит в одну группу лиц с данным юридическим лицом	06.11.1997	-	-
88	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СВЯЗЬ-СЕРВИС-ИРГА»	390046, г. Рязань, ул. Есенина, 21	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
89	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОЗДОРОВИТЕЛЬНЫЙ КОМПЛЕКС «ОРБИТА»	352840 Краснодарский край, Туапсинский район, с. Ольгинка	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.12.2000	-	-
90	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ ЧАСТНОЕ ОХРАННОЕ ПРЕДПРИЯТИЕ «ЗАЩИТА»	400005 г.Волгоград, ул. Советская, 47/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.2002	-	-
91	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ИНТМАШСЕРВИС»	400131 г.Волгоград, ул. Голубинская, 8	Акционерное общество входит в одну группу лиц с данным юридическим лицом	23.04.1997	-	-
92	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТЕЛ»	125375, г. Москва, ул. Тверская, 7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.03.1998	-	-
93	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОТКРЫТЫЕ КОММУНИКАЦИИ»	125375, г. Москва, ул. Тверская, 7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	07.08.2000	-	-
94	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНКОМ»	121021 г. Москва, Зубовский бульвар, 27/26, стр.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.08.2000	-	-
95	ЗАКРЫТОЕ	103091, г. Москва, ул.	Акционерное общество входит в	03.06.1997	-	-

	АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕКОМСИТИ»	Делегатская, д. 5	одну группу лиц с данным юридическим лицом			
96	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЮГСВЯЗЬСТРОЙ»	350040, г. Краснодар, ул. Айвазовского, 110/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.01.2001	-	-
97	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «МОСКОВСКИЙ ЦЕНТР НОВЫХ ТЕХНОЛОГИЙ И ТЕЛЕКОММУНИКАЦИЙ» (МЦ НТТ)	121002, г. Москва, ул. Арбат, 46	Акционерное общество входит в одну группу лиц с данным юридическим лицом	09.10.2002	-	-
98	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПАНСИОНАТ «МАЛАХИТ»	334200 Украина, Автономная республика Крым, г. Ялта, ул. Щербака, 15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.08.2000	-	-
99	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ЮГ-ГИПРОСВЯЗЬ»	350062 г. Краснодар, ул. Гагарина, 67	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.01.2003	-	-
100	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СВЯЗЬПРОЕКТСЕРВИС»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.04.1999	-	-
101	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-КОНСАЛТИНГ»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.1999	-	-
102	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРТЕЛЕКОМСЕРВИС»	141400, Московская область, г. Химки, ул. Пролетарская, 23, ком 101	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.04.2003	-	-
103	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТАТИНКОМ-Т»	420140, Республика Татастан, г. Казань, ул. Ломжинская, д. 20А	Акционерное общество входит в одну группу лиц с данным юридическим лицом	13.10.2003	-	-

104	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "СТАРТКОМ"	117909 г. Москва, ГСП-1, 2-й Спасоналивковский пер., 6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	20.08.1998	-	-
105	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ФК-СВЯЗЬ"	109316 г. Москва, Волгоградский пр-т, 14	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.07.1998	-	-
106	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "РПК "СВЯЗИСТ"	118732, Ленинградская обл., Приозерский р-н, поселок Петровское	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.11.2003	-	-
107	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "РСУ-ТЕЛЕКОМ"	198095, г. Санкт-Петербург, пр. Стачек, д.18, корп.2, литер Б	Акционерное общество входит в одну группу лиц с данным юридическим лицом	25.11.2003	-	-
108	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «АРТЕЛЕКОМ СЕРВИС»	163071, г.Архангельск , проезд Приорова , д.4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2001	-	-
109	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ИК "СВЯЗЬ"	167610, Республика Коми, г.Сыктывкар, ул.Ленина, 60	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.04.1997	-	-
110	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "ЮТК-ФИНАНС"	350000, г. Краснодар, ул. Карасунская, 66	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.03.2003	-	-
111	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "РОССИЙСКАЯ ТЕЛЕКОММУНИКАЦИОННАЯ СЕТЬ"	101000, г. Москва, ул. Маросейка, 2/15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	02.03.2004	-	-
112	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ТРАНССВЯЗЬ"	603035, г. Нижний Новгород, ул. Чаалаева, 2а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	03.06.1997	-	-
113	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТО «АКЦЕНТ»	350020, г. Краснодар, ул. Коммунаров, 235	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.08.2004	-	-
114	ОБЩЕСТВО С ОГРАНИЧЕННОЙ	170000, г. Тверь, ул. Новоторжская, 24	Акционерное общество входит в одну группу лиц с данным	18.05.1998	-	-

	ОТВЕТСТВЕННОСТЬЮ «ТВЕРЬТЕЛЕКОМ»		юридическим лицом			
115	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СЗТ-ФИНАНС»	191186, г. Санкт-Петербург, ул. Большая Морская, 26, каб. 422	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.10.2004	-	-
116	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТРК «ФОТОН»	350001, г. Краснодар, ул. Железнодорожная, 30	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.06.2004	-	-
117	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНФОРМАЦИОННЫЕ КОММЕРЧЕСКИЕ СЕТИ «ОМРИКС»	460018, г. Оренбург, ул. Терешковой, 10	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
118	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-СЕВЕРО-ЗАПАД»	197110, г.Санкт-Петербург, Константиновский пр-т, д.11а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.02.2005	-	-
119	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕФОННАЯ КОМПАНИЯ – УРАЛ»	620090, г. Екатеринбург, ул. Техническая, 18б	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.01.2005	-	-
120	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РТКОМ»	430000, г.Саранск, ул. Косарева, 15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	09.03.2005	-	-
121	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «БЕСПРОВОДНЫЕ ИНФОРМАЦИОННЫЕ ТЕХНОЛОГИИ»	г. Южно-Сахалинск, ул. Ленина, д.220	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.04..2005	-	-
122	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНТЕГРАТОР.РУ»	690950, г.Владивосток, ул. Светланская, д.57	Акционерное общество входит в одну группу лиц с данным юридическим лицом	31.05.2005	-	-
123	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО	119121, г. Москва, ул. Плющиха, 55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.06.2005	-	-

	«ИНФОРМАЦИОННЫЕ ТЕХНОЛОГИИ СВЯЗИ (СВЯЗЬИНТЕК)»					
124	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "НИЖЕГОРОДСКИЙ ТЕЛЕСЕРВИС"	603000, г. Нижний Новгород, пл. Максима Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	13.07.2005	-	-
125	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "САХАЛИНУГОЛЬ-ТЕЛЕКОМ"	693000, г.Южно-Сахалинск, ул. Карла Маркса, 32	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.07.2005	-	-
126	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "НАЦИОНАЛЬНАЯ ТАКСОФОННАЯ СЕТЬ"	119121, г. Москва, ул. Плющиха, 55, стр.22	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	25.11.2004	-	-
127	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС»	170000, г.Тверь, ул. Новоторжская, 22а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2005	-	-
128	НЕКОММЕРЧЕСКОЕ ПАРТНЕРСТВО «ЦЕНТР ИССЛЕДОВАНИЯ ПРОБЛЕМ РАЗВИТИЯ ТЕЛЕКОММУНИКАЦИЙ»	119121, г. Москва, ул. Плющиха, 55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	23.04.2001	-	-
129	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМЦЕНТР»	127550, г. Москва, Дмитровское шоссе, д.33 корп.4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-
130	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЗЕБРА ТЕЛЕКОМ»	103051, г. Москва, ул. Трубная, д.24, корп.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-
131	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «А-СВЯЗЬ»	675000, г. Благовещенск, ул. Шевченко, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-
132	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «САРАТОВ-МОБАЙЛ»	410600, г. Саратов, ул. Киселева, 40	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-

133	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ПЕНЗА МОБАЙЛ»	440606, г.Пенза, ул. Куприна, 1/3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-
134	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЧУВАШИЯ-МОБАЙЛ»	428018, г. Чебоксары, ул. К.Иванова, 83	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-
135	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПАРМА-ИНФОРМ»	167982, г. Сыктывкар, ул. Интернациональная, 160	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.09.2006	-	-
136	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «САНКТ-ПЕТЕРБУРСКАЯ ИНФОРМАЦИОННАЯ КОМПАНИЯ» (СПИК)	199226, г.Санкт-Петербург, В.О. ул.Кораблестроителей, д.21, корп.1, лит.В	Акционерное общество входит в одну группу лиц с данным юридическим лицом	05.12.2006	-	-

II. Изменения, произошедшие в списке аффилированных лиц, за период с 01.01.2007 по 31.03.2007

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Изменилась доля аффилированного лица в уставном капитале акционерного общества.	25.12.2006	10.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ		Является членом Правления акционерного общества	20.11.2006	0,00785%	0,006894%
		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ		Является членом Правления акционерного общества	20.11.2006	-	-
		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006		

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
2	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	04.10.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АССОЦИАЦИЯ КАНАЛ ТВ»	454126, г. Челябинск, ул. Витебская, 4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.06.2005	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
3	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	06.10.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕСВЯЗЬИНФОРМ»	430000 г. Саранск, ул. Большевистская, 13	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
4	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	13.10.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АКИБ РАЗВИТИЯ СРЕДСТВ СВЯЗИ И ИНФОРМАТИКИ «ПОЧТОБАНК»	614096 г. Пермь, ул. Ленина, 68	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.04.1998	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
5	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	05.12.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «САНКТ-ПЕТЕРБУРСКАЯ ИНФОРМАЦИОННАЯ КОМПАНИЯ» (СПИК)	199226, г.Санкт-Петербург, В.О. ул.Кораблестроителей, д.21, корп.1, лит.В	Акционерное общество входит в одну группу лиц с данным юридическим лицом	05.12.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
6	Изменен адрес места нахождения аффилированного лица.	11.12.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УЛЬЯНОВСК-GSM»	432980 г. Ульяновск, ул. Л.Толстого, д.60	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УЛЬЯНОВСК-GSM»	432063, г.Ульяновск, ул.Гончарова, д.52	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
7	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	29.12.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "ПАРМА ПЕЙДЖИНГ"	167610, республика Коми, г. Сыктывкар, ул. Коммунистическая, 31	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.04.2004	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
8	Изменен адрес места нахождения аффилированного лица.	31.12.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВЫЕ ТЕЛЕКОММУНИКАЦИИ»	428000 г. Чебоксары, ул. Гагарина, д.20а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВЫЕ ТЕЛЕКОММУНИКАЦИИ»	428000 г. Чебоксары, ул. Шумилова, д.20	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
9	Изменено основание для признания юридического лица аффилированным лицом акционерного общества	12.02.2007	12.02.2007

Содержание сведений об аффилированном лице *до* изменения:

Полное фирменное наименование или ФИО аффилированного лица	Место нахождения юридического лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СОТОВЫЙ ТЕЛЕФОН КУЗБАССА ДЖИ ЭС ЭМ» (ЗАО «СТеК Джи Эс Эм»)	650099, г. Кемерово, пр. Советский, 61	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СОТОВЫЙ ТЕЛЕФОН КУЗБАССА ДЖИ ЭС ЭМ» (ЗАО «СТеК Джи Эс Эм»)	650099, г. Кемерово, пр. Советский, 61	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.02.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
10	Изменено основание для признания лица аффилированным лицом в связи с прекращением полномочий генерального директора акционерного общества	05.03.2007	06.03.2007

Содержание сведений об аффилированном лице *до* изменения:

Полное фирменное наименование или ФИО аффилированного лица	Место нахождения юридического лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является генеральным директором акционерного общества	05.03.2005	0,10435%	0,1368%
		Является членом Совета директоров акционерного общества	19.06.2006		
		Является членом Правления акционерного общества	21.07.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,10435%	0,1368%
		Является членом Правления акционерного общества	21.07.2006		

III-2

RECEIVED
2007 MAY 10 A 6:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Summary of the List of Affiliated Persons of Sibirtelecom OJSC on April 2, 2007 (the "List")

The List contains changes in the detailed information on the affiliated legal and natural persons of Sibirtelecom OJSC, number of shares in their possession, their share in the charter capital over the last reporting period (quarter).

(Original full document in Russian is enclosed herewith)

Изменения в списке аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента 0 0 1 9 5 - А

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

И.о. генерального директора
ОАО «Сибирьтелеком» И.В. Дадыкин

04.04.2007 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период с 01.04.2007 по 02.04.2007

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Добавлено аффилированное лицо в связи с избранием генерального директора акционерного общества и изменением состава Правления	02.04.2007	02.04.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ИСАЕВ АЛЕКСАНДР ИВАНОВИЧ		Является генеральным директором акционерного общества	02.04.2007	-	-
		Является членом Правления акционерного общества	02.04.2007		

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
2	Изменено основание для признания лица аффилированным лицом в связи с изменением состава Правления	02.04.2007	02.04.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,10435%	0,1368%
		Является членом Правления акционерного общества	21.07.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,10435%	0,1368%

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
3	Исключено из списка аффилированных лиц в связи с изменением состава Правления	02.04.2007	02.04.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
КИРИЧЕК НИНА ИВАНОВНА		Является членом Правления акционерного общества	21.07.2006	0,0249%	0,0296%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

III - 3

RECEIVED
2007 MAY 10 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary of the List of Affiliated Persons of Sibirtelecom OJSC on April 11, 2007 (the "List")

The List contains detailed information on the affiliated legal and natural persons of Sibirtelecom OJSC, number of shares in their possession, their share in the charter capital over the last reporting period (quarter).

(Original full document in Russian is enclosed herewith)

Изменения в списке аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента 0 0 1 9 5 - A

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

Генеральный директор
ОАО «Сибирьтелеком» А.И. Исаев

12.04.2007 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период с 03.04.2007 по 11.04.2007

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Исключено из списка афилированных лиц в связи с продажей акций, принадлежащих акционерному обществу	11.04.2007	11.04.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСКАЯ ИНВЕСТИЦИОННАЯ КОМПАНИЯ» (ЗАО «Алтинком»)	656049, г. Барнаул, ул. Интернациональная, 74	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

IV-1

Balance Sheet

on December 31, 2006

			Codes
		Form No 01 All-Russian Classifier of Management	0710001
	on December 31, 2006	Date (year, month, day)	2006.12.31
Organization:	Open Joint-Stock Company "Sibirtelecom"	All-Russian Classifier of Enterprises and Organizations	01158832
Taxpayer's Identifying Number:	5407127828	TIN	5407127828
Kind of Activity:	Telecommunications	All-Russian Classifier of foreign-economic activity	64.20
Organizational and Legal Form / Form of Property:	Open Joint-Stock Company	All-Russian Classifier of Organizational and Legal Form/All-Russian Classifier of Forms of Property	47/16
Unit of Measure:	Thousand Rubles	All-Russian Classifier of Measurements Units	384
Address:	53, M. Gorky St., Novosibirsk, 630099		
		Date of Approval	
		Date of Sending (Receiving)	30.03.2007

ASSETS	Explanation	Code of Index	Code of Line	At the Beginning of the Reported Year	At the End of the Reported Year
1	1a	2	2a	3	4

I. Non-Current Assets					
Intangible Assets		110	110	748	858
Fixed Assets		120	120	20 205 221	22 433 227
Capital Investments		130	130	826 056	1 316 878
Profitable Investments in materials and capital equipment		135	135	0	0
Long-term Investments, including:		140	**140**	1 016 371	1 111 572
Investments in Subsidiaries			141	731 257	837 774
Investments in Associated Companies			142	4 546	2 553
Investments in Other Companies			143	67 307	60 974
Other Long-term Investment			144	213 261	210 271
Deferred Tax Assets		145	145	279 626	482 172
Other Non-Current Assets		150	150	1 978 829	2 821 611
Total for Part No 1		190	**190**	24 306 851	28 166 318

ASSETS	Explanation	Code of Index	Code of Line	At the Beginning of the Reported Year	At the End of the Reported Year
1	1a	2	2a	3	4
II. Current Assets					
Inventory, including :		210	**210**	634 868	638 821
Raw Materials, Materials and Others		211	211	463 026	462 733
Expenses on Work in Progress (distribution costs)		213	213	134	91
Ready Goods for Trading		214	214	29 922	24 984
Goods Dispatched		215	215	30	1 821

Expenses for Future Periods		216	216	141 742	149 178
Other Materials and Expenses		217	217	14	14
Value Added Tax on Purchased Materials and Goods		220	220	1 482 746	513 171
Accounts Receivable (payments to be received in more than 12 months from the reporting date) including:		230	**230**	109 671	91 183
Buyers and Customers		231	231	24 664	2 954
Advances Paid			232	0	
Other Debtor			233	85 007	88 229
Accounts Receivable (payments to be received wirhin 12 months from the reporting date), including:		240	**240**	2 208 349	2 988 075
Buyers and Customers		241	241	1 789 159	2 183 754
Advances Paid			242	118 854	312 266
Other Debtor			243	300 336	492 055
Short-Term Financial Investments		250	250	5 090	118 390
Monetary Funds		260	260	399 688	397 948
Other Current Assets		270	270	878	1 202
Total for Part II		290	**290**	4 841 290	4 748 790
Balance (the sum of lines 190+290)		300	**300**	29 148 141	32 915 108

LIABILITIES	Explanation	Code of Index	Code of Line	At the Beginning of the Reported Year	At the End of the Reported Year
1	1a	2	2a	3	4
III. Capital and Reserves					
Authorized Capital		410	410	2 387 973	2 387 973
Additional Capital		420	420	1 874 566	1 804 986

Reserve Capital		430	430	119 399	119 399
Own Shares Bought from Shareholders		411	440	(0)	
Unappropriated Income (outstanding loss) of Previous Years		470	460	6 701 484	6 536 092
Unappropriated Income (outstanding loss) of Reporting Year		470	470	X	1 362 842
Total for Part III		490	**490**	11 083 422	12 211 292
IV. Long-Term Liabilities					
Credits and Loans, including:		510	**510**	8 652 724	10 027 367
Credits			511	1 651 419	3 027 367
Loans			512	7 001 305	7 000 000
Deferred Tax Liabilities		515	515	489 654	710 860
Other Long-Term Liabilities		520	520	930 834	377 223
Total for Part IV		590	**590**	10 073 212	11 115 450
V. Short-Term Liabilities					
Credits and Loans, including:		610	**610**	3 268 101	3 834 529
Credits			611	1 116 181	1 598 037
Loans			612	2 151 920	2 236 492
Accounts Payable, including:		620	**620**	3 621 610	3 907 051
Buyers and Customers		621	621	2 033 143	2·728 398
Received Advances		625	622	385 837	479 627
Arrears of Wages and Salaries		622	623	147 932	127 481
Debts to State Off-Budget Funds		623	624	75 145	99 112
Tax Debt		624	625	413 261	148 731
Other Creditor		625	626	566 292	323 702

Debts to Constitutor (Income Payable)		630	630	36 915	23 489
Deferred Income		640	640	114 424	104 182
Provision for Future Expenses		650	650	950 457	1 667 425
Other Short-Term Liabilities		660	660	0	51 690
Total for Part V		690	**690**	7 991 507	9 588 366
Balance (the sum of lines 490+590+690)		700	**700**	29 148 141	32 915 108

Reference about Values Counted on Off-Balance Accounts

Name of Index	Explanation	Code of Index	Code of Line	At the Beginning of the Reported Year	At the End of the Reported Year
1	1a	2	2a	3	4
Rented Fixed Assets		910	901	993 839	1 339 129
Including Leasing		911	911	619 203	473 546
Inventory Holdings Received to Keep Safely		920	902	49 124	91 134
Goods Taken on Commission		930	903	16 434	8 930
Liabilities of Insolvent Debtor Written Off		940	904	592 741	659 995
Received Loan and Payment Coverage		950	905	18 696	11 157
Given Loan and Payment Coverage		960	906	3 412 709	4 605 877
Depreciation of Housing Resources		970	907	3 843	3 143
Depreciation of Object External Accomplishment and Others		980	908	0	
Payments for Communication			909	133 659	176 677

Reference about Value of Net Assets

Name of Index	Explanation	Code of Index	Code of Line	At the Beginning of the Reported Year	At the End of the Reported Year
1	1a	2	2a	3	4
Net Assets			1000	11 197 846	12 315 474

Chief____________ Dadykin I.V.
(signature) (name)

Chief Accountant________ Hvoschinskay G.I.
(signature) (name)

30th March 2007

IV-2

Income Statement

for **2006**

			Codes
		Form No 02 All-Russian Classifier of Management	0710002
		Date (year, month, day)	2006.12.31
Organization:	**Open Joint-Stock Company "Sibirtelecom"**	All-Russian Classifier of Enterprises and Organizations	**01158832**
Taxpayer's Identifying Number:	**5407127828**	TIN	5407127828
Kind of Activity:	**Telecommunications**	All-Russian Classifier of foreign-economic activity	64.20
Organizational and Legal Form / Form of Property:	**Open Joint-Stock Company**	All-Russian Classifier of Organizational and Legal Form/All-Russian Classifier of Forms of Property	**47/16**
Unit of Measure:	**Thousand Rubles**	All-Russian Classifier of Measurements Units	**384**

Name of Index	Explanation	Code of Index	Code of Line	Reporting Period	Similar Period of Previous year
1	1a	2	2a	3	4
I. Ordinary activities' revenues and expenses Revenues From Sales of Goods, Production, Works, Services (Less Value Added Tax, Excise Taxes and Other Similar Compulsory Payments)		010	010	23 084 607	21 906 693

Including: From Sales of Telecom Services		011	21 763 005	21 455 961
Net Cost of Sold Goods and Services	020	020	(19 532 886)	(18 883 058)
Including Communication Services		021	(18 784 447)	(18 635 235)
Operating Income (Lines 010 -020)	050	**050**	3 551 721	3 023 635
II. Operating Revenues and Expenses				
Interests Receiveble	060	060	31 713	53 730
Interests Payable	070	070	(1 158 654)	(1 071 352)
Income from Participation in Other Organizations	080	080	373 163	145 706
Other Operating revenues	090	090	1 133 529	674 014
Other Operating expenses	100	100	(1 941 547)	(1 559 113)
Income (Loss) before taxes (Lines 050+060-070+080+090-100+120-130)	140	**140**	1 989 925	1 266 620
Expenses on Income Tax (Lines -151+152-153) Including:		**150**	(627 083)	(560 067)
Deferred Tax Liabilities	142	151	(221 206)	(55 058)
Deferred Tax Assets	141	152	202 546	25 086
Current IncomeTax	150	153	(608 423)	(530 095)
Net Income (Retained Income (Loss) of Reporting Period) (Lines 140+150)	190	**190**	1 362 842	706 553
Reference				
Conditional Expenses/Revenues on Income Tax		201	(477 582)	(303 989)
Permanent Tax Liabilities	200	202	(312 754)	(361 491)
Permanent Tax Assets	200	203	163 253	105 413

Name of Index	Explana tion	Code of Index	Code of Line	Reporting Period	Similar Period of Previous year
1	1a	2	2a	3	4
Basic Income (Loss) on One Share			301	0,00010	0,00005
Diluted Income (Loss) on One Share			302	0,00000	0,00000

* It has to be filled in the annual financial statements.

Interpretation of Some Profits and Losses

Name of Index	Code of Index	Code of Line	Reporting Period		Similar Period of Previous year	
			Profit	Loss	Profit	Loss
1	1a	2	3	4	5	6
Fines, Penalties and Forfeit Imposed by Authorities or Court (arbitration tribunal)		401	5 107	(1 251)	6 223	(860)
Income (Losses) of Previous Years		402	86 700	(147 882)	173 221	(164 699)
Payment of Damages Caused by Default on Liabilities		403	11 032	(739)	6 162	(863)
Exchange Differences in Transactions with Foreign Currencies		404	11 728	(2 880)	11 412	(5 383)
Allocation to Ratable Reserve		405	345 900	(95 675)	254 427	(121 697)
Writing off Accounts Receivable and Accounts Payable		406	77 569	(22 907)	15 681	(22 709)

Chief____________ **Dadykin I.V.**
(signature) (name)

Chief Accountant________ Hvoschinskay G.I.
(signature) (name)

30th March 2007

IV-3

RECEIVED
2007 MAY 10 A 6:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Statement of Changes in Equity

for 2006

		Codes
Form No 03 All-Russian Classifier of Management		0710003
Date (year, month, day)		2006.12.31
Organization:	Open Joint-Stock Company "Sibirtelecom" / All-Russian Classifier of Enterprises and Organizations	01158832
Taxpayer's Identifying Number:	5407127828 / TIN	5407127828
Kind of Activity:	Telecommunications / All-Russian Classifier of foreign economic activity	64.20
Organizational and Legal Form / Form of Property:	Open Joint-Stock Company / All-Russian Classifier of Organizational and Legal Form/All-Russian Classifier of Forms of Property	47/16
Unit of Measure:	Thousand Rubles / All-Russian Classifier of Measurements Units	384

1.Alteration of Capital Stock

Name of Index	Code of Index	Code of Line	Authorized Capital Stock	Added Capital Stock	Reserved Capital Stock	Unappropriated Profits (outstanding loss)	Total
1	1a	2	3	4	5	6	7
Remains on 31st December 2004		100	2 387 973	1 966 411	119 399	6 029 900	10 503 683
2005							
Alteration of accounting policy		101	X	X	X	121 136	121 136
Result of revaluing fixed assets		102	X	0	X	0	0
Others		103	X	0	X	0	0
Remains on 1st January 2005		104	2 387 973	1 966 411	119 399	6 151 036	10 624 819
Stock:		200	0	(91 845)	0	552 022	460 177
Result of recounting foreign currencies		201	X	0	X	X	0
Net Profit (Loss)		202	X	X	X	708 127	708 127

Dividends		203	X	X	X	(217 559)	(217 559)
funds		204	X	X	0	0	0
Additional issue of shares for its own money		205	0	0	X	0	0
Increase of the nominal price of shares		206	0	0	X	0	0
Alteration of the capital stock after the retirement of fixed assets		207	X	(83 594)	X	83 594	0
Others		208	0	(8 251)	0	(22 140)	(30 391)
Increase of the capital stock because of the following:		**210**	0	0	0	0	0
Additional issue of shares for the shareholders' money		211	0	0	X	X	0
Reorganization pf the juridical person		212	0	0	0	0	0
Others		213	0	0	0	0	0
Decrease of the capital stock because of the following:		**220**	0	0	0	0	0
Decrease of the amount of shares		221	0	X	X	0	0
Decrease of the nominal price of shares		222	0	X	X	X	0
Reorganization pf the juridical person		223	0	0	0	0	0
Others		224	0	0	0	0	0
Remains on 31st December 2005		**300**	2 387 973	1 874 566	119 399	6 703 058	11 084 996
2006							
Alteration of accounting policy		301	X	X	X	(1 574)	(1 574)
Result of revaluing fixed assets		302	X	0	X	0	0
Others		303	X	0	X	0	0
Remains on 1st January 2006	**100**	**304**	2 387 973	1 874 566	119 399	6 701 484	11 083 422
Alteration of accounts of Capital Stock:		**400**	0	(69 580)	0	1 197 450	1 127 870

Result of recounting foreign currencies		401	X	0	X	X	0
Net Profit (Loss) for the reporting year		402	X	X	X	1 362 842	1 362 842
Dividends		403	X	X	X	(234 972)	(234 972)
funds	110	404	X	X	0	0	0
Additional issue of shares for its own money	121	405	0	0	X	0	0
Increase of the nominal price of shares	122	406	0	0	X	0	0
Alteration of the capital stock after the retirement of fixed assets		407	X	(69 580)	X	69 580	0
Others		408	0		0		0
Increase of the capital stock because of the following:		410	0	0	0	0	0
Additional issue of shares for the shareholders' money	121	411	0	0	X	X	0
Reorganization pf the juridical person	123	412	0	0	0	0	0
Others		413	0	0	0	0	0
Decrease of the capital stock because of the following:		420	0	0	0	0	0
Decrease of the capital stock because of the following:	132	421	0	X	X	0	0
Decrease of the nominal price of shares	131	422	0	X	X	X	0
Reorganization pf the juridical person	133	423	0	0	0	0	0
Others		424	0	0	0	0	0
Remains on 31st December 2006	**140**	500	2 387 973	1 804 986	119 399	7 898 934	12 211 292

2.Reserves

Name of Index	Code of Index	Code of Line	Remains at Beginning of Year	Received	Used/ Reconstructed	Remains at Beginning of Year
1	1a	2	3	4	5	6
Reserves created according to the legislation:						
Reserving fund						
Data for 2005		601	119 399	0	(0)	119 399
Data for 2006		602	119 399	0	(0)	119 399
Reserves created according to the constituent documents:						
Fund of supporting employees of the company						
Data for 2005		603	0	0	(0)	0
Data for 2006		604	0	0	(0)	0
Reserves of Valuation:						
Reserves for questionable debts						
Data for 2005		605	974 785	121 670	(345 423)	751 032
Data for 2006		606	751 032	82 693	(416 335)	417 390
Reserves for guaranteeing financial investments						
Data for 2005		607	3 154	27	(13)	3 168
Data for 2006		608	3 168			3 168
Reserve for the decrease of prices of material values						
Data for 2005		609	0	0	(0)	0
Data for 2006		610	0	12 982	(0)	12 982
Reserves for the future periods						
Data for 2005		611	476 148	911 169	(436 860)	950 457
Data for 2006		612	950 457	1 643 784	(926 816)	1 667 425
Reserves for contingent liabilities						
Data for 2005		613	0	0	(0)	0
Data for 2006		614	0	51 690	(0)	51 690

Chief	____________ (signature)	**Dadykin I.V.** (name)	**Chief Accountant**	________ (signature)	**Hvochanskay G.I.** (name)

30th March 2007

IV-4

Cash Flow Statement

for 2006

			Codes
		Form No 04 All-Russian Classifier of Management	0710004
		Date (year, month, day)	2006.12.31
Organization:	Open Joint-Stock Company "Sibirtelecom"	All-Russian Classifier of Enterprises and Organizations	01158832
Taxpayer's Identifying Number:	5407127828	TIN	5407127828
Kind of Activity:	Telecommunications	All-Russian Classifier of foreign-economic activity	64.20
Organizational and Legal Form / Form of Property:	Open Joint-Stock Company	All-Russian Classifier of Organizational and Legal Form/All-Russian Classifier of Forms of Property	47/16
Unit of Measure:	Thousand Rubles	All-Russian Classifier of Measurements Units	384

Name of Index	Code of Index	Code of Line	For Reporting Period	Similar Period of Previous year
1	1a	2	3	4
REMAINS OF MONEY AT BEGINNING OF REPORTING YEAR		010	399 688	254 421
CURRENT OPERATIONS Money received (current operations)		020	31 244 816	28 051 352
Money that was received from buyers and customers		021	24 604 344	24 430 763

Money that was received as agent		022	4 919 081	3 402 630
Other expenses		023	1 721 391	217 959
Money referred for the following:		**030**	(26 167 174)	(23 775 540)
Money that was referred to pay for goods, services, raw materials and other turnover assets	150	031	(7 173 121)	(7 122 593)
Money that was referred to pay salaries to employers	160	032	(6 169 851)	(5 554 206)
Money that was referred to pay interests	170	033	(1 221 720)	(995 928)
Money that was referred to pay taxes and duties	180	034	(5 689 065)	(5 195 896)
Money that was referred to pay for agent contract		035	(4 467 229)	(3 364 474)
Other expenses		036	(1 446 188)	(1 542 443)
Net money from current operations		**040**	5 077 642	4 275 812
INVESTMENT **Invested Money**		**050**	1 246 779	4 209 206
Money that was received after selling fixed assets and other non turnover assets	210	051	40 000	35 725
Money that was received after redeeming and selling securities, shares, stocks and investments	220	052	815 866	3 978 652
Received dividends, income that was received from business participations	230	053	373 163	141 388
Received interests	240	054	14 596	34 686
Money that was received after redemptions of loans by other organizations	250	055	300	300
Other income from investments		056	2 854	18 455
Money referred for the following:		**060**	(7 610 398)	(11 236 119)
Money that was referred to buy goods, services, raw materials and other turnover assets	290	061	(6 755 105)	(7 362 372)
Money that was referred to buy shares and stocks	280	062	(152 192)	(13 154)
Money that was referred to buy debt securities and other investments	300	063	(703 101)	(3 853 397)
Money that referred to give loans to other organizations	310	064	(0)	(600)
Other expenses on investments		065		(6 596)
Net money from investments	**340**	**070**	(6 363 619)	(7 026 913)
Financial Activities **Received money from financial activities**		**080**	6 196 018	8 100 002

Received money and loans		081	6 184 524	8 090 248
Other income from financial activity		082	11 494	9 754
Money that was referred for the following:		**090**	(4 911 781)	(5 203 634)
Money that was referred to pay off loans and credits (without interests)		091	(4 043 112)	(4 217 570)
Money that was referred to pay off debts of financial lease		092	(645 689)	(763 296)
Money that was referred to pay dividends	170	093	(222 980)	(222 768)
Other expenses on financial activity		094	(0)	(0)
Net money from financial activities		**100**	1 284 237	2 896 368
Net increase (decrease) of money		**110**	(1 740)	145 267
Remains of money at the end of the reporting year		**120**	397 948	399 688
Value of the influence of changes in the exchange rate on a ruble		130	0	0

Chief ____________ Dadykin I.V.
(signature) (name)

Chief Accountant_______ Hvochanskaya G.I.
(signature) (name)

30th March 2007

IV-5

RECEIVED
2007 MAY 10 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Additional Schedule to the Balance Sheet

on **31th December 2006**

Organization: **Open Joint-Stock Company "Sibirtelecom"**

Taxpayer's Identifying Number: **5407127828**

Kind of Activity: **Telecommunications**

Organizational and Legal Form / Form of Property: **Open Joint-Stock Company**

Unit of Measure: **Thousand Rubles**

	Codes
Form No 05 All-Russian Classifier of Management	0710005
Date (year, month, day)	2006.12.31
of Enterprises and Organizations	01158832
TIN	5407127828
All-Russian Classifier of foreign-economic activity	64.20
All-Russian Classifier of Organizational and Legal Form/All-Russian Classifier of Forms of Property	47/16
All-Russian Classifier of Measurements Units	384

1. Non-material Assets

Name of Index	Code of Index	Code of Line	At Beginning of Reporting Year	Received	Retirement	At End of Reporting Year
1	1a	2	3	4	5	6

Objects of intellectual property (exclusive rights for results of intellectual property)	010	**101**	942	129	(0)	1 071
Patent holder has exclusive rights for a invention, an industrial pattern and a utility model	011	102	0	0	(0)	0
Right holder has exclusive rights for software and databases	012	103	879	70	(0)	949
Owner has exclusive rights for a trade mark, a service mark, a name of an original place of goods	014	104	63	0	(0)	63
Other rights	015	105	0	59	(0)	59
Others	040	106	0	0	(0)	0
Total		**110**	942	129	(0)	1 071

Name of Index	Code of Index	Code of Line	At Beginning of Reporting Year	At End of Reporting Year
1	1a	2	3	4
Depreciation of intangible assets Total	050	**120**	194	213

Including: Patent holder has exclusive rights for a invention, an industrial pattern and a utility model		121	0	0
Right holder has exclusive rights for software and databases		122	177	177
Owner has exclusive rights for a trade mark, a service mark, a name of an original place of goods		123	17	23
Other rights		124	0	13

2. Fixed Assets

Name of Index	Code of Index	Code of Line	At Beginning of Reporting Year	Received	Retirement	At End of Reporting Year
1	1a	2	3	4	5	6
Buildings		201	2 713 495	192 645	(17 632)	2 888 508
Constructions and transfer mechanisms		202	10 083 227	1 828 573	(147 450)	11 764 350
Machines and equipment		203	17 008 520	2 774 548	(356 647)	19 426 421
Vehicles		204	383 359	47 760	(15 308)	415 811
Computer facilities and office equipment		205	1 441 585	704 451	(32 601)	2 113 435
Housing stock		206	39 577	2 848	(12 390)	30 035
Ground patches and objects of nature		207	7 405	1 362	(47)	8 720
Other kinds of fixed assets		208	558 370	165 811	(16 974)	707 207
Total		**210**	32 235 538	5 717 998	(599 049)	37 354 487

Name of Index	Code of Index	Code of Line	At Beginning of Reporting Year	At End of Reporting Year
1	1a	2	3	4
Depreciation of fixed assets Total	140	**220**	12 030 317	14 921 260
Buildings		221	592 055	637 871
Constructions and transfer mechanisms		222	3 494 081	3 977 576
Machines and equipment		223	6 606 916	8 391 804
Vehicles		224	235 773	272 530
Computer facilities and office equipment		225	714 235	1 195 044
Other kinds of fixed assets		226	387 257	446 435

Name of Index	Code of Index	Code of Line	At Beginning of Reporting Year	At End of Reporting Year
1	1a	2	3	4
Fixed assets from Line 210 are referred to objects of leasing of fixed assets		**230**	184 929	537 697
Buildings		231	160 046	519 685
Constructions and transfer mechanisms		232	11 706	7 542
Machines and equipment		233	4 920	3 265
Vehicles		234	2 530	1 882
Other kinds of fixed assets		235	5 727	5 323

Fixed assets from Line 210 are referred to prolonged storage		240	25 805	24 393

Reference	Code of Index	Code of Line	At Beginning of Reporting Year	At End of Reporting Year
1	1a	2	3	4
Results of revaluation of fixed assets:		**250**	0	X
Revaluation of original (replacement cost)	171	251		X
Revaluation of depreciation	172	252		X
Received leased fixed assets Total		**260**	993 839	1 339 129
Buildings		261	290 945	345 834
Constructions and transfer mechanisms		262	68 551	176 828
Machines and equipment		263	560 464	531 340
Vehicles		264	4 601	3 597
Other kinds of fixed assets		265	69 278	281 530
Objects of real estate put into operation and objects of real estate that are being registered		270	2 374 181	2 277 998

3. Profitable Investments Into Material Values

Name of Index	Code of Index	Code of Line	At Beginning of Reporting Year	Received	Retirement	At End of Reporting Year
1	1a	2	3	4	5	6
Property for leasing		301	0	0	(0)	0
Property for renting		302	0	0	(0)	0
Others		303	0	0	(0)	0
Total		**310**	0	0	(0)	0

Reference	Code of Index	Code of Line	At Beginning of Reporting Year	At End of Reporting Year
1	1a	2	3	4
Depreciation of profitable investments into material values		311	0	0

4. Expenses on Researching Projects, Development Projects and Engineering Projects

Kind of Work	Code of Index	Code of Line	At Beginning of Reporting Year	Received	Written Off	At End of Reporting Year
1	1a	2	3	4	5	6
Results of finished research-and-development projects used for operational or managerial needs of organization	310	**400**	0	0	(0)	0

Reference	Code of Index	Code of Line	At Beginning of Reporting Year	At End of Reporting Year
1	1a	2	3	4
Amount of expenses for not finished researching projects, development projects and engineering projects	320	401	0	0

Reference	Code of Index	Code of Line	At Beginning of Reporting Year	At End of Reporting Year
1	1a	2	3	4
Amount of expenses referred to expenses on scheduled kinds of activities		402	0	0
Amount of expenses on researching projects, development projects and engineering projects that have not had positive results is referred to unscheduled expenses		403	0	0

5. Financial Investments

Name of Index	Code of Index	Code of Line	Long-Term		Short-Term	
			At Beginning of Reporting Year	At End of Reporting Year	At Beginning of Reporting Year	At End of Reporting Year
1	1a	2	3	4	5	6
Investments into capital stocks of other organizations Total	510	501	803 110	901 301	0	0

Investments into capital stocks of associated companies and dependent	511	502	735 803	840 327	0	0
Investments into state and municipal bonds and bonds of other organizations	515	503	0	0	0	0
Investments into bills of credit	520	504	3 261	271	3 080	3 347
Investments into given loans	525	505	210 000	210 000	300	0
Investments into deposits	530	506	0	0	0	0
Other investments	535	507	0	0	1 710	115 043
Total	540	**510**	1 016 371	1 111 572	5 090	118 390
Part of investments that have the current market price: Investments into capital stocks of other organizations Total	550	511	47 039		0	114 478
Investments into capital stocks of associated companies and dependent companies	551	512	0	0	0	0
Investments into state and municipal bonds and bonds of other organizations	555	513	0	0	0	0
Investments into bills of credit	560	514	0	0	0	0
Other investments	565	515	0	0	0	0
Total	570	**520**	47 039	0	0	114 478
Reference Investments that have the current market price, change of price as a result of adjusting prices	580	521	29 922		0	67 439

6. Expenses on Scheduled Kinds of Activities (Elements of Expenses)

Name of Index	Code of Index	Code of Line	For Reporting Period	For Similar Period of Previous Year
1	1a	2	3	4
Material Expenses	710	601	(4 277 872)	(5 645 847)
Expenses on salaries and wages	720	602	(7 604 050)	(6 615 787)
Expenses on social needs	730	603	(1 788 201)	(1 564 821)
Depreciation	740	604	(2 928 082)	(2 512 946)
Other expenses	750	605	(2 934 681)	(2 543 657)
Total expenses	760	**610**	(19 532 886)	(18 883 058)
Alteration of remains of goods in process (increase [+], decrease [-])	765	621	43	9
Expenses of future periods	766	622	7 436	(58 498)

7. Collaterals

Name of Index	Code of Index	Code of Line	At Beginning of Reporting Year	At End of Reporting Year
1	1a	2	3	4
Received collaterals Total		710	18 696	11 157
following: Guarantees of banks		711	0	
Collaterals of third people or organizations		712	16 320	2 700
Bills of credit		713	36	0
Pawned property is the following:		**714**	2 340	8 457
Objects of fixed assets		715	0	

Securities and financial investments		716	0	0
Other property		717	2 340	8 457
Others		718	0	0
Given collaterals Total		**720**	3 412 709	4 605 877
Given collaterals include the following: Collaterals of third people or organizations		721	1 217 135	868 879
Bills of credit		722	0	
Pawned property is the following:		**723**	2 195 574	3 736 998
Objects of fixed assets		724	2 195 574	3 733 752
Securities and financial investments		725	0	3 246
Other property		726	0	0
Others		727	0	0

8. State Aids

Name of Index	Code of Index	Code of Line	For Reporting Period	For Similar Period of Previous Year
1	1a	2	3	4
Received Budget Money Total	910	**810**	5 815	2 854
Budget money includes the following: Money on capital expenses		811	5 800	2 854
Money on current capital expenses		812	15	0

Name of Index	Code of Index	Code of Line	At Beginning of Reporting Year	Received for Reporting Period	Returned for Reporting Period	At End of Reporting Year
1	1a	2	3	4	5	6
Budget Credits **Total**	920	**820**	233 237	5 067	(237 154)	1 150
Money on capital expenses		821	233 237	5 067	(237 154)	1 150
Money on current capital expenses		822	0	0	(0)	0

Chief ____________ **Dadykin I.V.**
(signature) (name)

Chief Accountant________ **Hvochanskaya G.I.**
(signature) (name)

30th March 2007

V-1

SIBIR TELECOM

Press release

April 02, 2007

RECEIVED 2007 MAY 10 A 6:51 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sibirtelecom OJSC presents its results for the year 2006 according to Russian Accounting Standards

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452), the operator of telecommunications services in the Siberian Federal District, presents its unaudited results for the year 2006 prepared in accordance with the Russian Accounting Standards (RAS). Present information does not have considerable changes as compared with early released preliminary results.

➢ Revenues of Sibirtelecom OJSC ("Company") without subsidiaries for the year 2006 amounted to 23,084.6 million rubles, increased by 1,177.9 million rubles or 5.4% against the year 2005.

The main factors or revenue change in the reporting period were increase of subscriber base, Internet traffic, development of cellular communications and change in relations between telecom operators, coming into force principle "Calling Party Pay" according to amendment to article 54 of Federal Low "On Communications".

Revenues from rendering local connection services amount to 44.2% (10,210.4 million rubles) of the Company's revenues. A substantial elements of the Company's revenues are revenues from intrazone telephone communication services (4,265.4 million rubles) and interconnection and traffic transfer services (3,716.9 million rubles), 18.5% and 16.1% respectively. Revenues from document telecommunications services amount to 9.2% (2,130.9 million rubles), where 68.5% - revenues from Internet access services. Revenues from cellular communications services amount to 4.4% (1,012.3 million rubles).

Compared to the year 2005 (without subsidiaries):

- increase of revenues from interconnection and traffic transfer services amounted to 1,543.4 million rubles or 71.0% due to change of regulatory legal acts in telecommunication branch[1].
- increase of revenues from intrazone telephone communication services amounted to 1,072.9 million rubles or 33.6% due to including into that item since July 1, 2006 revenues of fixed line subscribers' connections to mobile line subscribers in the same settlement, increase of revenues from connected operators' channel leasing, change in a way of registering revenues from connected operators' subscribers connections;

[1] *Since January 1, 2006 the settlements have a mutual character for the services of interconnection and traffic transfer while providing all kinds of telephony services and consist of the following types of payment: payment for the organization of a connecting point, payment for use of the connecting point, payment for every minute of the transferred traffic.*

- increase of revenues from rendering local connections services amounted to 864.8 million rubles or 9.3%, which is attributed to the increase of rendering services volume (number of basic telephone sets increased by 174.5 thousand items or 4.3% and amounted at the end of the year 2006 to 4,230 thousand items) and tariff indexing since November 1, 2005.

- revenue from rendering services under the assistance contract with Rostelecom OJSC and another operators that have licenses for rendering domestic and international long-distance communications[2] for the year 2006 was obtained in amount of 790.4 million rubles;

- increase of revenues from document telecommunications services amounted to 686.4 million rubles or 47.5% that was mainly caused by the increase of revenues from rendering (dial-up and dedicated) Internet access services (Internet traffic with the access through the public telephone network increased by 30.7% and amounted to 2,644 million minutes; volume of information transferred via Internet through dedicated channels increased by a factor of 3.7 and amounted to 621 TByte);

- increase of revenues from cellular communications services amounted to 290.6 million rubles or 40.3% (number of cellular subscribers (without subsidiary business) increased by a factor of 1.6 and amounted to 391 thousand as of December 31, 2006).

The Company's revenues structure (million rubles):

Revenue by type	2006	2005	Change	
			Million rubles	%
City and rural telephone connections	10,210.4	9,345.6	864.8	9.3
Intrazone telephone communication	4,265.4	3,192.5	1,072.9	33.6
Interconnection and traffic transfer services	3,716.9	2,173.5	1,543.4	71.0
Document telecommunications	2,130.9	1,444.5	686.4	47.5
including:				
Internet access services	1,459.3	949.5	509.8	53.7
IP-telephony	108.3	80.3	28.0	34.9
Cellular communications	1,012.3	721.7	290.6	40.3
Accompanying services for domestic and international long-distance communication operators	790.4	-	790.4	
Revenues from other sales (types of activity unrelated to main business operations)	531.2	450.7	80.5	17.9
Wire broadcasting	282.8	281.6	1.2	0.4
Radio communications, radio and TV broadcasting, satellite communications	102.2	90.8	11.4	12.6
Other communication services (types of activity related to main business operations)	42.1	45.6	(3.5)	(7.7)
including:				
Intelligent network services	4.7	2.7	2.0	74.1
Domestic and International long-distance communications[3]	-	4,160.2	(4,160.2)	(100.0)
Total	**23,084.6**	**21,906.7**	**1,177.9**	**5.4**

[2] *At present, Sibirtelecom OJSC is settling accounts with subscribers for the provided services of international and domestic long-distance telephony on the basis of an assistance contract with Rostelecom OJSC and other operators that have licenses for rendering domestic and international long-distance communication. In accordance with the contract of assistance, Sibirtelecom OJSC provides Rostelecom OJSC and other operators with chargeable services of billing processing of international and domestic long-distance telephony, collecting payments from telephone subscribers, working with the accounts receivable of telephone subscribers, with claims and suits, etc.*

[3] *Since January 1, 2006 Rostelecom OJSC and other operators that were granted respective licenses have the right to provide services of international and domestic long-distance telephone communication. Subscribers' payments for the provided services are the revenue of Rostelecom OJSC and other operators. In view of the above, Sibirtelecom OJSC does not receive any revenue from international and domestic long-distance telephone communication in the year 2006.*

➢ The Company's expenses (without subsidiaries) for the year 2006 increased by 649.8 million rubles or 3.4% against the year 2005 and amounted to 19,532.9 million rubles.

Expenses related to wages, salaries and deduction for social insurance (48.1%), depreciation charges (15.0%) and other expenses (10.7%) constitute a major share in the total amount of the expenses.

Compared to the same period of 2005 (without subsidiaries):

- costs related to services of Rostelecom OJSC decreased by 2,370.9 million rubles or 95.8% due to change in relations between telecom operators according to regulatory legal acts in telecommunication branch;
- increase of expenses related to remuneration to employees and social deductions amounted to 1,211.6 million rubles or 14.8%. Major factor determining this increase was the growth of the average wage size according to situation on the labour market and assessments to fund for remuneration and compensation payments to employees that are notified about forthcoming reduce as of December 31, 2006;
- increase of expenses related to services to communication operators (except for Rostelecom OJSC) amounted to 782.7 million rubles or 160.8% due to change in relations between telecom operators;
- amount of the charged fixed asset depreciation increased by 415.2 million rubles or 16.5%, in connection with an active investment policy of the Company directed to the communication network development;
- increase of other expenses amounted to 224.7 million rubles or 12.1% mainly caused by indication of expenses according to development and application of Enterprise Resource Planning System on the base of Oracle E-Business Suite connected with putting it into operation, increase of expenses for agent's fees and advertisement.

The Company's expenses structure (million rubles):

Costs by type	2006	2005	Change	
			Million rubles	%
Wages, salaries	(7,604.0)	(6,615.8)	(988.2)	14.9
Fixed asset depreciation	(2,928.1)	(2,512.9)	(415.2)	16.5
Deductions for social insurance	(1,788.2)	(1,564.8)	(223.4)	14.3
Material cost	(1,776.3)	(1,713.6)	(62.7)	3.7
Services of outside companies	(1,353.2)	(1,299.4)	(53.8)	4.1
Services to communication operators (except for Rostelecom OJSC)	(1,269.4)	(486.7)	(782.7)	160.8
Services to communication operators included in the Group	(383.6)	(171.0)	(212.6)	124.3
Assessments to universal service fund	(216.2)	(155.7)	(60.5)	38.9
Costs related to services of Rostelecom OJSC	(102.7)	(2,473.6)	2,370.9	-95.8
Taxes and fees included in the costs related to day-to-day activities	(30.1)	(33.2)	3.1	-9.3
Other expenses	(2,081.1)	(1,856.4)	(224.7)	12.1
Total	**(19,532.9)**	**(18,883.1)**	**(649.8)**	**3.4**

➢ The increase of the OIBDA in the year 2006 against the year 2005 totaled 943.3 million rubles or 17.0%. OIBDA margin – 28.1%.

➢ Operating income totaled 3,551.7 million rubles, having increased by 528.1 million rubles, or 17.5%. The operating margin is 15.4%.

➢ Income before taxation increased by 723.3 million rubles or 57.1% and amounted to 1,989.9 million rubles due to positive dynamics of profitability for common activities, receiving of revenues from participation in other organizations, increase of other operating revenues.

➢ Net income totalled 1,362.8 million rubles, having increased by 92.9% against the year 2005 due to increase of income before taxation and decrease of estimated income tax rate[4] by 12.7 pct. The net income margin – 5.9%.

Key financial highlights under Russian Accounting Standards (million rubles):

	2006	2005	Change, %
Revenues	23,084.6	21,906.7	5.4
Operating expenses	19,532.9	18,883.1	3.4
OIBDA	6,479.8	5,536.5	17.0
OIBDA margin	28.1%	25.3%	
Operating income	3,551.7	3,023.6	17.5
Operating income margin	15.4%	13.8%	
Income before taxation	1,989.9	1,266.6	57.1
Net income	1,362.8	706.6	92.9
Net income margin	5.9%	3.2%	

➢ The Company's capital investments in 2006 amounted to 5.74 billion rubles, having decreased by 6.7% against the year 2005.

The main part of capital investments has been directed on development of local telephony, communications networks and infrastructure. The level of the investments made in introduction of new types of services in 2006 (including cellular)[5] amounted to 21.4% of the total capital investments.

Key operating data and efficiency indicators of the Company's Activity:

	2006	2005	Change, %
Key operating data			
Installed switching capacity in local networks, thousand lines	4,579	4,393	4.2
Digitalization of local switching capacity, %	66	63	
Fixed subscriber lines, thousands	4,230	4,056	4.3
Intrazone traffic (outgoing paid), mln minutes	1663	1129	47.3
Number of cellular subscribers (with subsidiary business), thousands	3,140	1,979	58.7
Number of cellular subscribers (with subsidiary business), thousands	2,644	2,022	30.7
Number of lines, thousands	4,454	4,122	8.1
Average number of employees	39,402	43,352	-9.1
Efficiency indicators			
Revenues per line, rubles	5,182	5,315	-2.5
Revenues per employee, thousand rubles	586	505	15.9
Number of lines per employee	113	95	18.9

[4] *Estimated income tax rate equals to ratio between expenses for income tax and income before taxation for accounting purposes.*
[5] *- without subsidiaries.*

The complete unaudited financial statements of Sibirtelecom OJSC for the year 2006 are available on the Company's corporate web-site at: http://www.sibirtelecom.ru/english/investors/financial.php

Reference information

Key financial highlights under Russian Accounting Standards of the most essential subsidiaries of Sibirtelecom OJSC (million rubles):

Yeniseytelecom CJSC (1 327 thousand cellular subscribers as of January 01, 2007)

	2006	2005	Change, %
Revenues	4,070.1	3,125.6	30.2%
Operating expenses	2,567.8	1,741.8	47.4%
OIBDA	1,753.7	1,552.4	13.0%
OIBDA margin	43.1%	49.7%	
Operating income	1,502.3	1,383.8	8.6%
Operating income margin	36.9%	44.3%	
Income before taxation	1,436.5	1,322.5	8.6%
Net income	1,044.0	995.4	4.9%
Net income margin	25.7%	31.8%	

Baykalwestcom CJSC (1 280 thousand cellular subscribers as of January 01, 2007)

	2006	2005	Change, %
Revenues	3,471.5	2,419.3	43.5%
Operating expenses	2,159.1	1,393.0	55.0%
OIBDA	1,702.3	1,241.6	37.1%
OIBDA margin	49.0%	51.3%	
Operating income	1,312.4	1,026.3	27.9%
Operating income margin	37.8%	42.4%	
Income before taxation	1,096.8	843.0	30.1%
Net income	823.3	626.1	31.5%
Net income margin	23.7%	25.9%	

IR department
Tel./fax +7 (383) 2-191-521
shipitsin@sibirtelecom.ru

V-2

SIBIR TELECOM

Press release

April 02, 2007

RECEIVED
2007 MAY 10 A 6:51

Sibirtelecom OJSC Board of Directors appoints Alexander Isaev to the post of Director General

On April 2, 2007 the issue 'On appointment Director General of Sibirtelecom OJSC, determination of the terms of his office, approval of the conditions of the Labour Contract, concluded with the Director General' was taken into consideration in the meeting of the Board of Directors in the form of attendance of every member.

The Board of Directors appoints Alexander Ivanovich Isaev to the post of Director General of Sibirtelecom and determines the terms of his office from April 2, 2007 to April 2, 2009.

Alexander Ivanovich Isaev was born on August 12, 1953 in the city of Nikopol, Dnepropetrovsk Region. In 1975 he graduated from A.F. Mozhaisky Military Engineering Institute with specialty 'Engineer and Mathematician' and till 1995 he served in the Armed Service of the USSR. In 1998 he graduated from S. Ordzhonikidze State Academy of Management, Faculty of Economics, and the course of 'Marketing Education in Russia' Russian and Holland programme of the University of the City of Eindhoven.

Since 1995 he has been holding top leadership posts in big telecommunication companies of the country such as Deputy Commercial Director of Saint-Petersburg-Telecom, Deputy Commercial Director on the work with customers, Deputy Commercial Director on business planning and development of PeterStar CJSC. In January 2002 he was appointed to the post of Deputy Director General – Commercial Director of Rostelecom OJSC. Since April 2003 he has been Deputy Director General – Director on the work with governmental structures of the company. On March 6, 2006 he was appointed to the post of Deputy Director General – Director of Moscow Branch of Rostelecom OJSC – Moscow Inter-city and International Telephone.

He is a Candidate of Science (Engineering).

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 46.5% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.4 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department
Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

V-3

SIBIR TELECOM

WEBSTREAM

Press release

April 05, 2007

More than 24 thousand subscribers became Webstream users in the first quarter of 2007

Following the results of the first quarter of 2007, the number of broadband access subscribers under the Webstream trade mark amounted to 89 thousand and increased by 36.9% as compared with the results of the year 2006. The sales volume amounted to 24.2 thousand subscribers.

In the first quarter of 2007, Webstream was in great demand in Novosibirsk (4.7 thousand subscribers), Altai (3.2 thousand subscribers), and Krasnoyarsk (3.1 thousand subscribers) branches. In Kemerovo, Irkutsk, and Omsk, there are 2.7; 2.6; and 2.5 thousand subscribers, respectively. More than 2 thousand connected users are in Tomsk, about 1.6 thousand - in Buryat, about 960 - in Chita, 770 - in Khakas, and about 200 subscribers in Gorno-Altaisk branches.

At present, more than 16.7 thousand subscribers are provided with broadband Internet access by Novosibirsk branch, 13.2 thousand – by Kemerovo branch, 11 thousand – by Altai branch, and 10.6 thousand – by Irkutsk branch. Tomsk and Krasnoyarsk branches render services to 9.2 thousand subscribers, Omsk – to about 8.4 thousand, Khakas branch – to 4.2 thousand Webstream users, Buryat branch – to more than 3.2 thousand, Chita branch – to 2.5 thousand, and Gorno-Altaisk branch – to more than 700 subscribers.

The sales volume was mainly provided by specialized departments of sales and customer service "Telecomservice" in the 1st quarter of 2007. Approximately 60% of the service was provided through them. About one third of sales was handled in the organization departments of the company. The agents and dealers effected 10% of sales.

In the second quarter of 2007, limitless tariff plans were introduced to individual persons. The Omsk branch began to provide these services on April 1, 2007. The service costs 1500 rub/month for the rate of 64Kbit/s and 2300 rub/month for the rate of 128Kbit/s. On May 1, 2007 limitless tariff plans will be offered to subscribers of all branches.

In the second quarter, it is planned to establish a content-centre for Webstream subscribers based on a subsidiary company of "Sibirtelecom" OJSC "Rinet" OJSC. "Sibirtelecom" OJSC will offer special prices for the content access to Internet users in Barnaul, Kemerovo, Novokuznetsk, Novosibirsk, and Tomsk. As the multiservice network develops, all Webstream subscribers and subscribers of the subsidiaries-providers in Novosibirsk ("Rinet"), Chita ("ChitaNet"), and Ulan-Ude ("Burnet"), as well as subscribers of cellular operators of Siberia will be provided with content access.

In 2007 the Company plans to attract more than 138 thousand new users of Webstream.

Based on the results of 2006, the number of Webstream subscribers amounted to 65 thousand subscribers. The growth in the subscriber base made up more than 54 thousand subscribers. In 2006 the company's share on the market of Internet services and data transfer increased from 47 to 51%.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 46.5% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.4 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department
Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

V-4

SIBIR TELECOM

Press release

April 11, 2007

Results of Sibirtelecom OJSC Competition on Election of Audit Organization

Sibirtelecom OJSC has summarized the results of the competition on election of audit organization for conducting obligatory financial audit on accounting and financial (accounting) reporting of Sibirtelecom OJSC for the year 2007. KPMG CJSC won the competition.

The competition committee made the decision on determining the winner, this decision is based on estimation of technical and financial offers, represented by the participants of the competition.

The contract on financial audit with KPMG CJSC can be concluded after the winner of the competition is confirmed as an auditor of Sibirtelecom OJSC by the general meeting of the shareholders of Sibirtelecom OJSC, the meeting is arranged on June, 2007.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 46.5% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.4 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

V-5

Press release

April 12, 2007

Cellular business of Sibirtelecom OJSC has grown by 276 thousand subscribers

Following the results of the first quarter of 2007 the number of Sibirtelecom OJSC mobile subscribers has reached the number of 3.4 mln. In 2007 the subscriber base grew by 8.9% or 276.3 thousand subscribers in comparison with the results of 2006.

Cellular business of Sibirtelecom OJSC continues showing high growth dynamics of the subscriber base. During a year, in the period from April 01, 2006 to April 01, 2007, the subscriber base showed an increase of 1 mln 183 thousand subscribers, i.e. 52.9%.

The largest subscriber growth dynamics during the period from April 01, 2006 to April 01, 2007 was shown by Baykalwestcom CJSC in Irkutsk region – 568.2 thousand subscribers or 67.1%. Yeniseytelecom CJSC in Krasnoyarsk region and the Republic of Khakassia attracted more than 387 thousand new subscribers, the growth dynamics was 37.7%. Cellular business in the Republic of Buryatia showed an increase of 150.8 thousand subscribers or 55.4%.

At present, Sibirtelecom OJSC cellular networks in GSM-900/1800 standards cover 7 regions and as of April 1, 2007 serve:

1 mln 437 ths. subscribers in Krasnoyarsk region and the Republic of Khakassia;

1 mln 415 ths. subscribers in Irkutsk region;

427 ths. subscribers in the Republic of Buryatia;

94 ths. subscribers in Kemerovo region;

52 ths. subscribers in the Republic of Altai and Altai region.

More than 17 ths. subscribers of Tomsk, Irkutsk and Krasnoyarsk regions are served in IMT-MC-450 (CDMA 2000 1x) standard under Wellcom trademark.

The market share of cellular business of Sibirtelecom OJSC at the end of 2006 in the Siberian Federal District according to the incomes was 23%, and according to the number of subscribers was more than 17%. The market share on the license area according to the number of GSM subscribers is 27.5%.

The plans of the company concerning the development of Sibirtelecom OJSC cellular business provide programmes on development of subscriber's loyalty, extension of range of additional services, extension of GSM network in the Republic of Altai, increase of coverage area of CDMA network and organization of fragments of convergent networks for the provision of new range of services of fixed-line and cellular telephony. The volume of the planned investments into mobile telephony in 2007 is about USD 180 mln.

During 2007 Sibirtelecom OJSC plans to increase the subscriber base up to 4 mln subscribers.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 43% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.4 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

V-6

Press release

April 13, 2007

Sibirtelecom OJSC Board of Directors made a decision on the questions, related to preparing and holding the annual general meeting of the shareholders Sibirtelecom OJSC

On April 12, 2007 the issue 'On making decisions on the questions, related to preparing and holding the annual general meeting of the shareholders Sibirtelecom OJSC' was taken into consideration in the meeting of the Board of Directors.

Board of Directors made a decision to hold the annual general meeting in the form of the presence of the shareholders of Sibirtelecom OJSC on June 25, 2007.

A date for making the list of the members, who have the right to participate in the annual general meeting of the shareholders of Sibirtelecom OJSC is determined: May 07, 2007.

Agenda of the annual general meeting of the shareholders of Sibirtelecom OJSC:

1. Confirmation of the annual report, annual accounting statements, including income statements (profit and loss accounts) of the Company, profit (including pay out dividends) and loss distribution according to the results of a financial year reported on (2006).
2. Election of the members of the Board of Directors.
3. Election of the Auditing Committee of the Company.
4. Confirmation of the Auditor of the Company for the year 2007.
5. Determination of the remuneration for the members of the Board of Directors of the Company.
6. Making of alternations and supplements to the Bylaws of the Company.
7. Making of alternations and supplements to the Statute on the Board of Directors of the Company.

Board of Directors confirmed the information (materials) and the furnishing of that information to the shareholders during the preparation to hold the general meeting of the shareholders.

The message about holding the annual general meeting of the shareholders of the Company will be sent to every person, listed among those who have the right to participate in the annual general meeting of the shareholders, by a registered letter and it is published in 'Rossiyskaya gazeta' not later than May 25, 2007.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 43% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.4 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

IR department
Sibirtelecom OJSC
tel.: +7 (383) 2-191-197
e-mail: shipitsin@sibirtelecom.ru
www.sibirtelecom.ru

V-7

SIBIR TELECOM

Press release

April 23, 2007

Execution of the Duties of Deputy General Director – Director of the Kemerovo Branch of Sibirtelecom OJSC was devolved on Yury Kupriyanov

On April 24, 2007 the duties of Deputy General Director – Director of the Kemerovo Branch of Sibirtelecom OJSC were devolved on Yury G. Kupriyanov.

Yury G. Kupriyanov, born on September 24,1963, higher education: 1985 - Novosibirsk Electro-technical Institute of Communication, profession – automated telecommunications; 1999 – Siberian State University of Telecommunications and Information Science, profession – economics and management at an enterprise; 2005 – International University, Moscow, MBA.

1985-1995 testing engineer, head of a line-technical communication area, head of the Communications Department at Kuibyshev Regional Communications Centre, Novosibirsk Regional Production and Technical Administration of Communications, Ministry of Communications, RSFSR;

1995-2001 head of the Communications Department, Assistant Director of Electrosvyaz OJSC, Novosibirsk Region, Kuibyshev Regional Administration of Communications;

2001-2002 head of the Exploitation Department at Electrosvyaz OJSC, Novosibirsk Region;

2002-2003 head of the Exploitation Department at Sibirtelecom OJSC;

2003-2005 Deputy Director of the Telecommunications Department – head of the Exploitation Department at Sibirtelecom General Management;

2005-2007 Director of the Telecommunications Department at Sibirtelecom OJSC.

Work experience in the branch – 21 year.

Yury G. Kupriyanov is in the personnel reserve for the position of general director of Sibirtelecom OJSC. According to the results of the assessment of the personnel reserve conducted by Svyazinvest OJSC in 2004, Yury G. Kupriyanov was included into the group "Golden Reserve" and awarded the honorary title of "Master of Communications" in 2004.

The question of approval of a candidate for the position of a branch manager and approval of provisions of a labour contract concluded with the branch manager was referred to the competence of the Board of Directors of Sibirtelecom OJSC.

V.V. Velichko, who previously occupied the position of deputy general director – director of the Kemerovo Branch of Sibirtelecom OJSC, was discharged of his own free will on April 23, 2007.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 43% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.4 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

END